UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NN, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629337106

(CUSIP Number)

John C. Kennedy

4152 East Paris Avenue

Kentwood, Michigan 49512

Copy to:

Maxwell Barnes, Esq.

Miller Johnson

250 Monroe Avenue, Suite 800

Grand Rapids, Michigan 49503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629337106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Conway Kennedy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,088,956
	8.	SHARED VOTING POWER 120[1]
	9.	SOLE DISPOSITIVE POWER 1,088,956
	10.	SHARED DISPOSITIVE POWER 120[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,076
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Mr. Kennedy is deemed to beneficially own 100 shares owned directly by Mr. Kennedy’s spouse and 20 shares directly owned by Mr. Kennedy’s son.

CUSIP No. 629337106	13D	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) is being filed by John C. Kennedy and amends and supplements that certain Schedule 13D initially filed on September 5, 2014 (the “Original Schedule 13D” and as amended by Amendment No. 1, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. Except as amended or supplemented below, the information set forth in the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following disclosure:

On March 19, 2015, Mr. Kennedy received an award of 4,200 shares of restricted Common Stock in his capacity as a director on the Issuer’s board of directors which were subject to vesting on March 19, 2016. On October 21, 2015, Mr. Kennedy resigned as a director on the Issuer’s board of directors and all of the shares of restricted Common Stock were forfeited.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented to read as follows:

(a)	As of November 16, 2015, Mr. Kennedy was deemed to beneficially own 1,089,076 shares of Common Stock. Mr. Kennedy’s beneficial ownership represented 4.1% of the outstanding Common Stock, based upon a total of 26,838,339 on November 3, 2015 (as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2015).

(b)	Mr. Kennedy has sole voting and dispositive power over 1,089,076 shares of Common Stock and shares voting and dispositive power over 120 shares of Common Stock with his spouse and son.

(c)	Within the past 60 days, no transactions in the Common Stock have been effected by Mr. Kennedy.

(d)	Not applicable.

(e)	Mr. Kennedy ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on July 1, 2015. As of July 1, 2015, Mr. Kennedy was deemed to beneficially own 1,097,356 shares of Common Stock (which included the shares of restricted stock which have subsequently been forfeited) which represented 4.1% of the outstanding Common Stock, based upon a total of 26,838,339 shares of Common Stock outstanding on July 1, 2015 (as reported in the prospectus supplement dated July 25, 2015 to the Issuer’s Registration Statement on Form S-3 (File No. 333-201274) and the Issuer’s Current Report on Form 8-K filed July 1, 2015).

CUSIP No. 629337106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2015

/s/ John Conway Kennedy
John Conway Kennedy